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FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: March 20, 2003
Commission File Number 001-31528

IAMGOLD Corporation
(Translation of registrant's name into English)
2820 Fourteenth Avenue, Markham, Ontario L3R 0S8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

    Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

    Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐              No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IAMGOLD CORPORATION
/s/ Grant Edey
Date: March 20, 2003	Vice President and Chief Financial Officer

2

IAMGOLD CORPORATION 2820 Fourteenth Avenue, Markham, Ontario, Canada, L3R 0S9 Ph: 905-477-4420 Fx: 905-477-4426 Toll free: 1 888 IMG 9999 E-mail: info@iamgold.com website: www.iamgold.com

TSE Trading Symbol:	IMG
AMEX Trading Symbol:	IAG
52 Week Trading Range:	CDN $4.01 — $8.75
Total Shares Outstanding:	143,512,347
Fully Diluted:	150,718,517

FOR IMMEDIATE RELEASE:    March 20, 2003                                                                             No. 05/03

2002 YEAR-END RESULTS

Highlights:

  •
  IAMGOLD completed a business combination with Repadre Capital Corporation effective January 7, 2003.

  •
  Cash of US$20 million was distributed from the Sadiola mine to shareholders in 2002. IAMGOLD's share was US$7.6 million.

  •
  IAMGOLD's attributable gold production for 2002 amounted to 289,794 ounces at a total cash cost of US$178/oz.

  •
  The Sadiola mine produced 479,911 ounces of gold (IAMGOLD's share 182,366 ounces) at a total cash cost of US$172/oz in 2002.

  •
  The Yatela mine produced 268,569 ounces of gold (IAMGOLD's share 107,428 ounces) at a total cash cost of US$187/oz in 2002.

  •
  IAMGOLD's consolidated cash and gold bullion position at December 31, 2002 stood at US$46 million, including US$36 million in corporate discretionary funds.

  •
  At December 31, 2002, the Company held 97,381 ounces of gold which were recorded at their cost basis of $314 per ounce for a total value of $30.6 million ($33.4 million at year-end spot price for gold of $343 per ounce).

  •
  IAMGOLD recorded a liability and a corresponding expense of US$2.9 million in the fourth quarter of 2002 as a result of the December 23 judgment in respect of the Kinbauri lawsuit.

Consolidated Financial Results Summary (US$000's):

	Three Months Ended		Year Ended
	31/12/02	31/12/01	31/12/02	31/12/01
Gold Revenues	$24,739	$21,805	$89,824	$81,655
Net earnings (loss)	$(1,484)	$2,113	$5,535	$10,948
Operating cash flow *	$5,036	$11,206	$23,767	$33,106
Net earnings per share	$(0.02)	$0.03	$0.07	$0.15
Operating cash flow per share *	$0.06	$0.15	$0.31	$0.45
Gold produced (oz) IMG share	76,604	83,162	289,794	203,698
Total cash cost (US$/oz)	206	150	178	146
Total production cost (US$/oz)	283	199	240	200
* Excluding changes in working capital

For further information contact:
Joseph F Conway, CEO and President or Grant A Edey, VP Finance & Chief Financial Officer
Ph: 905 477 4420    Fx: 905 477 4426    North American Toll Free: 1 888 IMG 9999

Please note:
If you wish to be placed on IAMGOLD's e-mail press release list please contact us at info@iamgold.com.
This entire press release may be requested via fax, e-mail, or accessed on IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca.
All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov

Please note that a conference call will take place on Friday, March 21, 2003 at 11:00 am. Should you wish to participate, the call in numbers are as follows:

Local: 416-640-1907 and Toll Free: 1-800-814-3911.
The replay numbers for the conference call are:
Local: 416-640-1917 Passcode: 243764# and Toll Free: 1-877-289-8525 Passcode: 243764#

The replay of this conference call will be available by accessing the above-noted replay numbers from March 21- 28, 2003. It will also be available on IAMGOLD's website at www.iamgold.com

Please note that a press release regarding an update of IAMGOLD's exploration programmes will be available on March 31, 2003. There will be no conference call concerning this press release.

        All figures in the following sections are in US dollars, unless stated otherwise.

OVERVIEW

The Company is a growth-oriented precious metals mining and exploration company.    During 2002, the Company held interests in two operating gold mines in West Africa and conducted exploration activities in South America and West Africa.

The Company generated a profit of $5.5 million ($0.07 per share) in 2002 compared to $10.9 million ($0.15 per share) in 2001. Net income from mining operations of $20.1 million in 2002 was $4.2 million lower than in 2001 as a result of lower overall production levels and higher unit costs. Administration costs of $3.5 million ($2.5 million in 2001) increased in 2002 due to costs of listing on the AMEX exchange, increased employee compensation and increased investor relations costs. Corporate exploration expenses of $6.1 million in 2002 were $0.1 million lower than in 2001. Exploration efforts continued to target expenditures only on drill-stage projects.

On December 23, 2002, the trial judge for the case between the Company and Kinbauri Gold Corporation (Kinbauri) awarded damages to Kinbauri of Cdn$1.7 million plus interest from February, 1991 and costs. As a result, the Company recorded an accrual of $2.9 million in 2002.

BUSINESS COMBINATION

On October 28, 2002, the Company and Repadre Capital Corporation (Repadre) entered into an agreement whereby IAMGOLD would acquire 100% of the outstanding share capital of Repadre. Pursuant to the agreement, shareholders of Repadre were offered 1.6 common shares of IAMGOLD for each share of Repadre. The shareholders of Repadre approved the transaction in early January and at that time Repadre became a wholly-owned subsidiary of IAMGOLD.

The total purchase consideration for the acquisition (including the direct acquisition costs incurred by IAMGOLD) is allocated to the identifiable assets acquired and liabilities assumed based on their respective fair values at the date of the acquisition. The purchase consideration has been calculated using a common share price of Cdn$5.30 per IAMGOLD share, which was the closing price of IAMGOLD shares on Friday October 25, 2002, the trading date immediately preceding the date the transaction was announced. The purchase consideration is calculated as follows:

Purchase consideration:	(000's)
Issuance of 62,978,858 common shares of IAMGOLD	$212,929
Issuance of 2,712,000 common share options of IAMGOLD	4,582
Acquisition related expenses paid by IAMGOLD	775

218,286

A summarized opening balance sheet for the newly combined entity is provided below:

ASSETS	($000's)	LIABILITIES & EQUITY	($000's)
Current assets	105,649	Current liabilities	17,667
Working interests	58,040	Future tax liability	22,539
Royalty interests	65,656	Loans payable	13,091
Mining interests	96,852	Other liabilities	5,459
Other assets	28,219	Share equity	336,583
Goodwill	74,632	Retained earnings	33,709

	429,048		429,048

The effects of this business combination are not reflected in this report of operations, however, the outlook section provides guidance on the prospects of the combined Company for 2003.

RESULTS OF OPERATIONS

Sadiola Mine

The Company owns a 38 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Sadiola S.A. (Sadiola). Sadiola holds the mining permits for the Sadiola mine in western Mali. AngloGold Ltd. (AngloGold) owns 38 percent of Sadiola, the Republic of Mali holds 18 percent and International Finance Corporation (IFC), an affiliate of the World Bank, holds the remaining 6 percent. AngloGold is the mine operator.

A summary of significant operating statistics at Sadiola is provided in the table below.

		2002	2001
Waste mined	(million tonnes)	9.0	9.3
Marginal ore mined	(million tonnes)	1.4	2.2
Ore mined	(million tonnes)	6.4	5.2
Total material mined	(million tonnes)	16.8	16.7
Strip ratio	*	1.6	2.2
Ore rehandled	(%)	88	79
Mill throughput	(million tonnes)	5.0	5.3
Head grade	(g/t)	3.5	3.4
Recovery	(%)	84.0	93.6
Gold produced — 100%	(000 oz)	480	536
— 38% (IMG)	(000 oz)	182	204
Gold sold — 100%	(000 oz)	477	631
— 38% (IMG)	(000 oz)	181	240
* Strip ratio is calculated as waste plus marginal ore divided by full-grade ore

Gold sales decreased by 24 percent from 2001. Sales in 2001 were elevated as 95,000 ounces of the gold sold in 2001 (Company's share 36,100 ounces) represented gold produced in the fourth quarter of 2000 which was only dispatched for sale in January 2001 due to various administrative delays.

The Company's average realized gold price at Sadiola of $314 per ounce in 2002 was higher than the $282 per ounce achieved in 2001. The premium above the average spot price of $311 per ounce in 2002 ($272 per ounce in 2001) resulted from the amortization of deferred revenue from previously unwound financial instruments.

Gold production at Sadiola was 10% lower in 2002 than 2001. This decrease is attributable to:

  i)
  encountering more nodes of hard rock than anticipated which resulted in lower mining rates and lower crushing and grinding throughputs, and

  ii)
  an increase in the level of sulphidic ores processed which resulted in a required longer residence time in leach tanks and lower recoveries.

Successful modifications were made and continue to be made to the capital assets and operating procedures at Sadiola to mitigate the detrimental effects of the harder ores and the sulphidic ores.

The following table summarizes the cash costs per ounce of gold produced at the Sadiola mine:

	2002	2001
Direct cash costs *	$150	$119
Production taxes and AngloGold fees	22	24

Total cash costs	$172	$143
Stockpile adjustment	(8)	(7)

Total operating cash costs	$164	$136

* Direct cash costs include a non-cash allowance for closure costs of $2 per ounce.

Per ounce cash costs increased in 2002 mostly due to the lower level of gold production as discussed above.

Yatela Mine

The Company owns an indirect 40 percent interest in a Malian registered company, La Société d'Éxploitation des Mines d'Or de Yatela S.A. (Yatela). Yatela holds the mining and exploration permits for the Yatela mine in western Mali, 25 kilometres north of the Sadiola mine. AngloGold also owns an indirect 40 percent interest in Yatela and the Republic of Mali holds the remaining 20 percent. AngloGold is the mine operator.

A summary of significant operating statistics at Yatela is provided in the table below.

		2002	2001
Waste mined	(million tonnes)	15.9	5.2
Marginal ore mined	(million tonnes)	0.6	0.3
Ore mined	(million tonnes)	2.3	1.8
Total material mined	(million tonnes)	18.8	7.3
Strip ratio	*	7.2	3.1
Ore rehandled	(%)	100	100
Ore stacked	(million tonnes)	2.8	1.2
Head grade	(g/t)	3.6	4.3
Recovery	(%)	82.1	76.5
Gold produced — 100%	(000 oz)	269	131
— 40%	(000 oz)	107	52
Gold sold — 100%	(000 oz)	265	127
— 40%	(000 oz)	106	51
* Strip ratio is calculated as waste plus marginal ore divided by full-grade ore

The Yatela mine started up in July 2001 and therefore gold sales and production for 2001 reflect only six months of operation.

The sales price for gold averaged $311 per ounce in 2002 compared to $278 per ounce in the last half of 2001. The mine had no exposure to any financial instrument over either reporting period.

Production at Yatela is as anticipated. Cumulative gold recovery from start-up to the end of 2002 was 77.5%. Recoveries are calculated by dividing the gold ounces stacked on the heap leach pads by the gold ounces recovered within any given period.

The following table summarizes the cash costs per ounce of gold produced at the Yatela mine:

	2002	2001 #
Direct cash costs *	$165	$136
Production taxes and AngloGold fees	22	20

Total cash costs	187	$156
Stockpile adjustment	3	(30)
Deferred stripping adjustment	(5)	32
Gold in process	(8)	(10)

Total operating cash costs	$177	$148

# Commercial production period beginning July 4, 2001. * Includes a non-cash allowance for closure costs of $7 per ounce.

As at Sadiola, the direct cash cost is calculated as the total production-related period cash costs (including closure allowances) divided by period production.

The capital cost of the Yatela mine, including the initial purchase price, the cost of additional lands and the cost of exploration and the feasibility study was $100 million. The Company directly funded $35 million and AngloGold funded $65 million, including $15 million funded on behalf of IAMGOLD, under an earlier agreement. This funding from AngloGold constituted a loan to the Company, bearing interest at the London Interbank Offer Rate (LIBOR) plus 2 percent. Capitalized interest accrued on this loan to date of commercial production was $1 million, for a total loan balance as of the start of commercial production of $16 million.

The Yatela mining permit provides for the return of the project investment, plus interest, to the providers of the capital (the Company and AngloGold) before any cash disbursements are made to the project shareholders. Interest is calculated at LIBOR plus 3 percent. Yatela project investment repayments is distributed as follows:

%
IAMGOLD	35
IAMGOLD repayment to AngloGold	15
AngloGold	50

100

During 2002 Yatela made total project investment principal repayments totaling $18.5 million (2001, $7.4 million), of which the Company retained 35% or $6.5 million (2001, $2.7 million).

After the project investment (principal and interest) is fully repaid to the Company and AngloGold, each will receive 40% of any Yatela cash distributions and the Government of Mali will receive the remaining 20%.

EXPLORATION PROPERTIES

The Company expenses exploration costs incurred to the date of determining that a property has potentially economically exploitable mineral resources. Costs after this date are capitalized until the projects are brought into production or deemed economically unfeasible. Any exploration administration costs not directly related to a specific exploration property are expensed when incurred.

For the years ended December 31, 2002 and December 31, 2001 the Company spent $6.1 million and $6.2 million respectively to advance various exploration properties in South America and Africa. These figures include project exploration spending of $5.0 million in 2002 and $4.9 million in 2001 for work in South America and for the Bambadji and Daorala-Boto permits in Senegal, West Africa. Exploration administration costs of $1.1 million in 2002 and $1.3 million in 2001 were also included in the respective exploration expenditures. All exploration expenditures outside of operating mines incurred in 2002 and 2001 were expensed.

Ecuador

Exploration spending was $1.3 million in 2002 ($2.0 million in 2001).

Work on the Retazos project in 2002 was confined to a revision of exploration data and the development of a refined exploration model. This model will be tested by further drilling in 2003.

A geophysical survey was completed over the Quimsacocha project in early 2002 and the necessary environmental permits were obtained for drilling in May 2002. Drilling of a 1340m program commenced in July and was completed in September 2002. The best intersection obtained in this first phase drill program was 26m @ 1.2g/t gold, which is correlated with a horizon in which an intersection of 68m @ 1g/t gold was obtained in previous drilling by a third party. IAMGOLD's drilling showed that mineralization is hosted by relatively flat-lying sheets. Drilling will continue in 2003.

Work on the Norcay project included geophysics and detailed mapping and trenching. The project was advanced to drill-stage with drilling planned for 2003.

Argentina

Exploration spending was $1.6 million in 2002 ($0.7 million in 2001).

Diamond and reverse circulation (RC) drilling on the La Esperanza property (MESA project area) was undertaken in two phases in late 2001 and in 2002. The first phase of drilling consisted of 500m and the second consisted of 1800m. Drilling failed to intersect significant mineralization in breccia bodies or veins at depth and the focus has shifted to the Cerro Tornillo area where silicification may indicate the upper part of a breccia pipe. Planning for 2003 includes a geophysics program and drilling to test the target.

The Cerro La Mina target area of the Los Menucos project is an area of alteration of 24 km2. Initial core and RC drilling (2050m) undertaken in 2002 focused in one sector of the Cerro La Mina target and intersected both low-grade and high-grade mineralization.

The Cerro Abanico area, located 8 km southwest of Cerro La Mina, contains vein-hosted gold and silver mineralisation. The best grades obtained from limited drilling of this target in 2001 were 4.3m @ 6.8g/t gold and 287g/t silver. Minor further work was done on the vein targets in 2002.

A core and RC drill program of 2000m was carried out on a vein system in the Dos Lagunas area of the Los Menucos project area between May and July 2002. The 18 intersections in this first phase of drilling along the 1.5km strike length of the principal vein failed to define coherent areas of gold mineralisation. However, the drill density was insufficient to evaluate the potential for mineralisation hosted in inclined ore shoots.

Efforts are continuing to identify joint venture partners for the Los Menucos project.

Brazil

Expenditures amounted to $1.0 million in each of 2002 and 2001.

Work in 2002 focused on the Tocantins project where IAMGOLD completed the required $3.0 million expenditure over 5 years to earn a 50% equity in the project from AngloGold. AngloGold will fund its proportion of ongoing exploration in the Tocantins project in 2003.

Core drilling continued in the Chapada area of the Tocantins project. A total of 2333m was drilled at Chapada in 2002, providing 17 intersections of the main vein structure. Drilling confirmed the complexity of the structural zone that hosts the mineralization and this data is being taken into account in the mapping of strike extensions of the target area.

Work on the Moeda project in 2002 was largely dedicated to finding a joint venture partner with the appropriate knowledge and experience to advance this conglomerate-hosted Witwatersrand-type target.

Senegal

The Company spent $1.1 million on exploration within the Bambadji and Daorala-Boto concessions in 2002 ($1.1 million — 2001).

On the Daorala-Boto permit, a drill program consisting of both RC and rotary air blast (RAB) commenced in mid-June 2002 to test geophysical and geochemical targets associated with known gold surface showings. The geophysical anomaly did not correspond to economic mineralization. A new gold showing hosted in an iron-oxide rich sediment and granitoid environment has been outlined by shallow RAB drill holes and this will be followed up by further drilling in 2003.

On the Bambadji permit, five separate gold showings and geochemical and geophysical targets were tested by core, RC and RAB drilling during May to December 2002. Two out of five drill targets provided very encouraging results. These two showings, as well as other high priority zones, are scheduled to be tested by further drilling during the first half of 2003.

IAMGOLD OPERATING RESULTS

Results from Mining Operations

The Company's 2002 consolidated gold revenue of $90 million increased from the $82 million generated in 2001. Yatela gold sales for 2002 were for a full 12-month period in comparison to the six-month commercial production period in 2001. Consolidated revenue of $313 per ounce sold in 2002 was higher than the $281 per ounce achieved during 2001. The premiums achieved above the average spot prices of $311 per ounce for 2002 and $272 per ounce for 2001 were due to financial instruments at Sadiola, net of $0.6 million relating to an after tax loss from the sale of all remaining forward contracts in 2002. All Yatela sales were made at spot prices. Sadiola gold sales in 2001 include higher than normal sales during the first week of 2001 which were attributable to 2000 production.

The Company's share of Sadiola and Yatela operating expenses of $69.7 million in 2002 was $12.4 million higher than the $57.3 million in 2001. The increase is a result of higher production levels from a full commercial year at Yatela and higher cash costs from both mines compared to 2001.

Total consolidated cash costs in 2002 of $178 per ounce increased from $146 per ounce 2001. Sadiola cash costs increased as a change from oxidized to sulphidic ore decreased throughputs and recoveries. Yatela cash costs reflect greater cement costs than expected.

Depreciation of $20.6 million in 2002 was $5.0 million higher than the $15.6 million in 2001 due mostly to a full year of production at Yatela.

Interest expense of $0.5 million in 2002 was lower than the $2.9 million incurred in 2001. The Sadiola debt was fully repaid in May 2002. The remaining interest expense at the mine level relates to the Government of Mali's proportionate share of the Yatela construction, which was financed by the Company and AngloGold.

Current income taxes of $3.0 million relate to Sadiola profits, beginning on March 1, 2002 when Sadiola's five-year tax holiday ended. Yatela is currently not subject to income taxes as it is currently in a five-year tax holiday, ending July 3, 2006.

Administration and Other Costs

General and administrative expenses in 2002 were $3.5 million (2001 — $2.5 million). This increase in the 2002 cost reflects staff bonuses, increased investor relations and travel costs, costs of listing on the AMEX exchange, increased salaries and severance costs in 2002. Most of the cost increase in 2002 is non-recurring.

In 2002, the Company accrued a $2.9 million expense item as a result of the decision in the Kinbauri Gold Corporation (Kinbauri) litigation. The decision awarded Kinbauri CDN$1.7 million related to damages, 10% simple interest from the commencement of the action and payment of Kinbauri's legal costs. Both parties are appealing the judgment.

Foreign exchange losses were $1.1 million in 2001. The C$/US$ exchange rate at the beginning of 2001 was 1.50 and weakened throughout the year to end at 1.59. As a result, foreign exchange losses were generated on translation of the Company's Canadian dollar balances into US dollars for financial statement purposes.    Foreign exchange losses were partly mitigated by the transfer of most Canadian dollar balances into US dollars at a rate of 1.53 in May 2001. In 2002, foreign exchange was minimized as a result of the transfer of Canadian dollar balances into US dollars in 2001.

Corporate interest income of $0.4 million (2001 — $1.0 in 2001) decreased due to the gold bullion purchase policy. Corporate interest expense of $0.4 million in 2002 ($0.3 million in 2001) related to the Company's non-recourse project loan with AngloGold for the Yatela Mine.

Quarterly Financial Review
(expressed in thousands of US dollars, except per share amounts)

2002	Q1	Q2	Q3	Q4	Total
Revenue	$21,289	$19,291	$24,505	$24,739	$89,824
Net earnings*	3,973	1,230	1,816	(1,484)	5,535
Basic and diluted earnings per share*	0.05	0.02	0.02	(0.02)	0.07
2001	Q1	Q2	Q3	Q4	Total
Revenue	$23,056	$15,158	$21,636	$21,805	$81,655
Net earnings	3,648	2,246	2,941	2,113	10,948
Basic and diluted earnings per share	0.05	0.03	0.04	0.03	0.15

*Restated to reflect a change in accounting policy relating to the valuation of gold bullion from market to cost.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

Consolidated cash balances totaled $15.8 million at year end 2002 compared to $25.3 million at year end 2001, and can be segmented as follows (in $millions):

	2002	2001
Joint venture cash	10.0	5.3
Restricted cash	—	6.0
Corporate cash	5.8	14.0

	15.8	25.3

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations. Restricted cash relates to escrow requirements on long-term Sadiola debt, which was fully repaid in May 2002.

Corporate cash in 2002 decreased by $8.2 million (2001 decreased by $13.5 million) primarily due to conversion of cash into gold bullion through purchases. Corporate cash flows can be shown as follows (in $ millions):

	2002	2001
Inflows
Share issuances	$21.2	$0.1
Sadiola cash receipts	7.6	3.8
Yatela cash receipts, net of repayments to AngloGold	6.5	2.7
Proceeds from sale gold bullion	1.5	—
Interest income	0.4	1.0
Other	0.5	1.5

	$37.7	$9.1

Outflows
Gold bullion purchase	$32.0	$—
Exploration and exploration administration	6.1	6.3
Corporate administration	3.5	2.5
Yatela project funding	0.7	12.7
Dividends	2.3	—
Investment and merger transaction costs	1.3	—
Foreign exchange loss	—	1.1
Other	0.5	—

	$45.9	$22.6

Net Outflow	$8.2	$13.5

During 2002, the Company elected to place most of its free cash in gold bullion. At the end of 2002, the Company held 97,381 ounces of gold bullion with an average cost of $314 per ounce and a total market value of $33.4 million ($343 per ounce).

Other long-term assets increased by $1.2 million in 2002 due to $0.8 million of prepaid expenses related to the Repadre business combination and a $0.5 million investment in GoldMoney.com. A $0.1 million housing loan was repaid in 2002.

Corporate accounts payable increased by $3.8 million in 2002 mostly due to the $2.9 million accrual related to the Kinbauri decision. A further $0.3 million was accrued which related to management bonuses in 2002 not paid during the year. Repadre transaction costs of $0.3 million were accrued. The balance of $0.3 million comprised costs of the AMEX listing and a higher dividend accrual due to shares issued in 2002.

Corporate long-term liabilities relate to future taxes, decreasing by $0.8 million, as a result of the tax effect on corporate expenses and share issue costs.

The consolidated current non-cash working capital (current assets less cash, less current liabilities) increased by $48.4 million in 2002 ($8.5 million increase in 2001). The combination of the $33.4 million conversion of cash into gold bullion (defined as non-cash) and the retirement of $11.6 million balance of the Sadiola debt, recorded as short term in 2001, contributed $45.0 million of the total increase.

Current accounts receivable increased by $8.0 million in 2002. Most of the increase related to tax and stamp duty payments to the Mali Government at Sadiola. Subsequent to year-end, Sadiola received an arbitration ruling in its favour, whereby stamp duties will be reduced to an administrative charge rather than a percentage of revenues. Inventories increased $3.0 million in 2002 mostly due to the timing of gold shipments from both mines. All current receivables and inventories relate to Sadiola and Yatela.

Certain hedge revenues realized at Sadiola in prior years have been deferred in accordance with Canadian accounting recommendations. The Company recognized $1.7 million in 2002 relating to the amortization of these deferred revenue amounts. The remaining balance of $3.3 million will be recognized in revenue in 2003 and 2004.

In 2002, Sadiola paid a profit distribution of $20 million (Company's share $7.6 million) compared to the profit distribution of $10 million (Company's share $3.8 million) paid in 2001. Yatela paid $18.5 million (Company's share $9.2 million) to the Company and AngloGold in 2002 compared to $7.4 million (Company's share $3.7 million) in 2001.

The rehabilitation provision relates to balances accrued against the eventual closure of Sadiola and Yatela.

Mine Property

The Company's share of mine additions was $8.9 million in 2002 ($16.8 million in 2001). Mine infrastructure additions at Sadiola were mainly for the sulphidic ore treatment plant. At Yatela most of the spending occurred to construct leach pads. In 2002, all additions at Sadiola and Yatela were internally funded.

Exploration at Sadiola in 2002 comprised work contiguous to the existing pit, the continuation of deep sulphides work underneath the existing pit, and work on additional oxide targets outside the existing pit. The Company's share of exploration work at Sadiola was $2.1 million in 2002 ($2.2 million in 2001), of which $0.8 million was expensed in accordance with Canadian accounting policies. The future tax asset of $0.3 million relates to the tax benefit on the Sadiola exploration costs expensed in 2002.

Exploration at Yatela in 2002 comprised work on the Alamoutala deposit south of the existing pit and work on areas contiguous and non-contiguous to the existing pit. The Company's share of this exploration work at Yatela was $0.4 million in 2002 ($nil in 2001) and all balances were capitalized.

Long Term Receivables

The long-term receivables balance at December 31, 2002 of $12.6 million (2001 — $15.6 million) is made up of the following (in $ millions):

	2002	2001
Government of Mali receivable at Yatela	$7.4	$8.6
Taxes receivable at Sadiola	4.1	5.9
Employee share purchase and housing loans	1.1	1.1

	$12.6	$15.6

The Government of Mali receivable at Yatela represents the Company's portion of the capital funding relating to the Government of Mali's 20 percent free and carried interest. The receivable decreased $1.2 million in 2002 from cash distributions. The taxes receivable at Sadiola was reduced by $1.8 million from tax credits received. The employee housing loan at December 31, 2001 of $0.1 million was repaid in 2002 and $0.2 million of the employee share purchase loans at December 31, 2002 was repaid in January 2003.

Long Term Debt

The Company's long-term loans payable at December 31, 2002 of $13.1 million (2001 — $15.1 million) related to Yatela loans from AngloGold to the Company for construction of the Yatela mine. These loans are non-recourse to the Company and are only secured against cash flows of the Yatela mine. Part of the Yatela receipts during the year were used to repay $2.0 million of this balance.

OUTLOOK

The Company's attributable share of gold production in 2003 from Sadiola and Yatela, as well as Tarkwa and Damang, which were acquired via the Repadre business combination, is expected to be 421,000 ounces of gold at a total operating cash cost of $210 per ounce.

Sadiola, operated by AngloGold, is budgeted to produce 445,000 ounces of gold (Company's portion 169,000 ounces) in 2003 at a total operating cash cost of $196 per ounce. The production decrease of 7 percent compared to 2002 results from a higher proportion of sulphidic ore being processed relative to oxide ores. Modifications continue to be made to optimize the process circuit and are expected to improve the recoveries from the sulphidic ores over the near term.

Yatela, operated by AngloGold, is budgeted to produce 235,000 ounces of gold (Company's portion 94,000 ounces) in 2003 at a total operating cash cost of $206 per ounce. Production is expected to decrease by 13 percent compared to 2002 mostly due to lower grade ore to be stacked on the leach pads. The nearby Alamoutala deposit will be developed during the year and some of this ore will be delivered to the leach pads towards the end of the year with a potential production increase in the order of 5%.

Tarkwa, operated by Gold Fields Ghana Limited (Gold Fields), is budgeted to produce 550,000 ounces of gold (Company's portion 104,000 ounces) in 2003 at a total operating cash cost of $227 per ounce. This production level is 5% greater than in 2002. A positive bankable feasibility study was completed in December 2002 on the technical and economic viability of constructing a conventional CIL mill at the Tarkwa mine to supplement current gold production from the heap leach operations. A construction decision will be made in the second quarter of 2003 and, if the decision to proceed is made, the mill would be operational some 18 months later.

Damang, operated by Gold Fields, is budgeted to produce 285,000 ounces of gold (Company's portion 54,000 ounces) in 2003 at a total operating cash cost of $239 per ounce. This production level is 8% greater than in the 11-month reporting period for 2002.

The Company also acquired royalties via the Repadre business combination. The Diavik Mine, operated by Rio Tinto plc (RTZ), started production in 2002 and sales will commence in 2003. The Company holds a 1% royalty on sales. The Williams mine (0.72% NSR royalty) is expected to continue to produce gold at a rate exceeding 400,000 ounces per year. Production from the Limon gold mine in Nicaragua (3% NSR royalty) is expected at the 65,000 ounce per year level. Royalty income should start being received in 2003 from two new mines, the Magistral gold mine in Mexico (3.5% NSR royalty) and the Don Mario gold mine in Bolivia (3% NSR royalty).

The Company anticipates direct exploration spending of $0.6 million for work on the Bambadji and Daorala-Boto concessions in Senegal in the first six month of 2003. In South America, total anticipated direct exploration spending of $2.2 million in the first six months of 2003 will be divided between Argentina ($0.6 million), Brazil ($0.3 million) and Ecuador ($1.3 million). Exploration administration costs of $0.5 million are anticipated for the first six months of 2003.

Corporate administration costs anticipated for 2003 is $2.8 million.

RISKS AND UNCERTAINTIES

The following discussion of risk factors is written on a prospective basis, incorporating the occurrence of the business combination with Repadre on January 7, 2003.

Dependence on Mining Operations and Operators

The representation of each mine to the Company's estimated gold production for 2003 is as follows:

	Attributable Production	%
Sadiola	169,000	40
Yatela	94,000	22
Tarkwa	104,000	25
Damang	54,000	13

	421,000	100

The Company also holds royalty interests on various gold and diamond properties, including a royalty on the Diavik diamond property. Any adverse development affecting any of the mining operations or royalty interests may have a material effect on the Company's financial performance and results of operations.

The Company relies on the operating ability of AngloGold, Gold Fields, RTZ and the other operators of the mines in which the Company has a royalty interest, to effectively manage their respective mines, including the obtaining and maintenance of all required licenses and permits. While the Company believes that the operating history of AngloGold, Gold Fields, RTZ and the operators of mines subject to such royalty interests mitigate this risk, there can be no assurance that this will continue to be the case.

The reserves and resources calculated in respect of the mining operations are estimates only. The reserves have been determined based upon assumed commodity prices and operating costs. Estimated operating costs include judgments made on the geological and metallurgical characteristics of the particular ore body. No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized.

Fluctuations in Gold and Diamond Prices

The profitability of the Company's operations will be significantly affected by changes in the market price of gold and diamonds. Gold production from mining operations and the willingness of third parties, such as central banks, to sell or lease gold affect the supply of gold. Demand for gold and diamonds can be influenced by economic conditions, gold's attractiveness as an investment vehicle, diamond quality and the strength of the US dollar and local investment currencies. Other factors include the level of interest rates, exchange rates, inflation and political stability. The aggregate effect of these factors is impossible to predict with accuracy.

As at December 31, 2002, call options for an aggregate of 60,000 ounces of gold (Company's share 22,800 ounces) were outstanding at an average price of US$385 per ounce in respect of the Sadiola gold mine. There are no financial instruments in place for the Yatela, Tarkwa and Damang mines. There are no plans to put any further financial instruments in place at this time.

During 2002, the Company converted the majority of its corporate cash balances to gold bullion. As a result, the Company is exposed to changes in gold prices. As at December 31, 2002, the gold holdings of the Company amounted to 97,381 ounces.

Political Risk

The Company's largest political risk exposure is to West Africa. The governments of Mali and Ghana, where the Company's operations are located, have historically supported the development of their natural resources. However, there is no assurance that future political and economic conditions in these countries will assure the continuance of this support. The Company has exploration properties and holds royalties in geographically diverse areas, some of which have moderate to high political risk. Due to its diversity of holdings, the Company is comfortable with the overall level of political risk assumed.

Environmental Risks

Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. There can be no assurance that future changes to environmental regulation, if any, will not adversely affect the Company's operations. Environmental hazards may exist on the properties in which the Company holds interests that have been caused by previous or existing owners or operators. Furthermore, compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities. The Company's earnings include provisions for the estimated future reclamation and closure costs at its operations in West Africa. These reclamation obligations represent unfunded liabilities of the Company.

Currency Risk

The Company's functional currency is United States dollars. As both gold and diamonds are quoted and sold in world markets in US dollars, the Company's revenues are US dollar based. For the operating gold mines, the majority of the operating costs are denominated in US dollars. For exploration programs, a majority of the costs are in US dollars. While a portion of expenditures are payable in the local currencies of Canada, Mali, Ghana, Senegal, Ecuador, Brazil and Argentina, the Company's exposure to foreign exchange gains and losses is considered low. The Company does not currently use any derivative products to manage or mitigate any foreign exchange exposure.

CHANGES IN CANADIAN ACCOUNTING RECOMMENDATIONS

Disposal of Long-Lived Assets and Discontinued Operations

In December 2002, the CICA issued Section 3475, "Disposal of Long-Lived Assets and Discontinued Operations," which applies to disposal activities initiated on or after May 1, 2003. Under Section 3475, assets and liabilities to be disposed of would be separately presented in the balance sheet. Assets are reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The Company has not yet determined the impact of the implementation of Section 3475 on its 2003 consolidated financial statements. Any potential impact is not expected to be material.

Impairment of Long-Lived Assets

In December 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets." In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Any potential impact under Section 3063 is not expected to be material.

Hedging Relationships

In December 2001, the CICA issued an accounting guideline relating to hedging relationships, effective for fiscal years beginning on or after July 1, 2002. During 2002, the implementation date was delayed and is now effective for fiscal years beginning on or after July 1, 2003. The Company has not yet determined the impact of the implementation of this guideline on its 2004 consolidated financial statements. Any impact under this guideline is not expected to be material.

Accounting for Asset Retirement Obligations

In March 2003, the CICA is expected to issue Section 3110, "Accounting for Asset Retirement Obligations." Under Section 3110 the Company records the full amount of any obligation associated with the asset retirement, such as the reclamation associated with the end of a mine's life, as a liability. At the same time, a corresponding asset is recorded which is depreciated over the life of the asset. The Company is required to adopt Section 3110 on January 1, 2004. The Company has not yet determined the impact of implementation of these guidelines on its 2004 consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (GAAP). The accounting policies for the purposes of Canadian GAAP are described in note 1 to the consolidated financial statements. Significant differences between Canadian and US GAAP are described in note 14 to the consolidated financial statements.

Management considers the following policies to be the most critical in understanding the judgments that are involved in preparing the Company's consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows.

Use of Estimates

Preparation of the attached consolidated financial statements requires management to make estimates and assumptions. Accounting for estimates such as environmental, legal and income tax matters requires the Company to use its judgement to determine the amount to be recorded on its financial statements in connection with those estimates. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amount of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates and assumptions. However, actual amounts could differ from those based on estimates and assumptions.

Mining Interests, Development and Exploration Properties

In accordance with its accounting policies in these areas, the Company expenses all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Costs incurred subsequent to this date are capitalized. Upon commencement of production, capitalized costs for assets in use are subject to depreciation and depletion on a units of production basis.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data, which may prove to be unreliable. Future production could differ dramatically from mineral reserve estimates for the following reasons:

  •
  mineralisation or formation could be different from those predicted by drilling, sampling and similar examinations;

  •
  the grade of mineral reserves may vary significantly from time to time and there can be no assurance that any particular level of gold may be recovered from the mineral reserves;

  •
  declines in the market price of gold may render the mining of some or all of the Company's mineral reserves uneconomic; and

  •
  increases in operating mining, processing and reclamation costs could adversely effect the economic viability of mineral reserves.

Any of these factors may require the Company to reduce its mineral reserve and mineral resource estimates, change it production estimates or increase its costs. Changes in reserve quantities would cause corresponding changes in amortization expense in periods subsequent to the reserve revision, and could result in impairment of the carrying amount of property, plant and equipment.

FORWARD LOOKING STATEMENTS:

Certain statements in this document constitute "forward looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1943.

Such forward looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the company to be materially different from the future results, performance or achievements expressed or implied by such forward looking statements. Such risks, uncertainties and other important factors include among others; economic, business and political conditions, decreases in the market, the price of gold, hazards associated with mining, labour disruptions, changes in government, exchange rates, currency devaluations; inflation and other macro-economic factors. These forward looking statements speak only as of the date of this document.

The company undertakes no obligation to update publicly or release any revisions to these forward looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(Expressed in thousands of U.S dollars, except per share amounts)

Years ended December 31, 2002 and 2001

	2002	2001
Revenue:
Gold sales	$89,824	$81,655
Expenses:
Mining	49,026	40,933
Depreciation and depletion	20,588	15,608
Interest	514	2,874
Interest income	(386)	(2,087)

	69,742	57,328

Earnings from mining operations	20,082	24,327
Other expenses:
Corporate administration	3,495	2,516
Provision for litigation (note 5)	2,900	—
Exploration	6,088	6,247
Foreign exchange	(47)	1,097
Gain on gold bullion	(67)	—
Interest	403	281
Interest income	(385)	(994)

	12,387	9,147

Earnings before income taxes	7,695	15,180
Income taxes (recovery):
Current	3,014	(53)
Future	(854)	4,285

	2,160	4,232

Net earnings	5,535	10,948
Retained earnings, beginning of year	30,693	22,051
Dividends	(2,519)	(2,306)

Retained earnings, end of year	$33,709	$30,693

Basic and diluted earnings per share	$0.07	$0.15

IAMGOLD CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars)
December 31, 2002 and 2001

	2002	2001
Assets
Current assets:
Cash and cash equivalents	$15,835	$25,332
Restricted cash	—	6,033
Gold bullion (97,381 oz — market value: $33,377) (note 3)	30,578	—
Accounts receivable and other	13,346	5,306
Inventories	9,793	6,823

	69,552	43,494
Long-term inventory	10,044	8,941
Long-term receivables	12,581	15,618
Mining interests	96,852	108,484
Future tax asset	304	—
Other assets	1,305	61

	$190,638	$176,598

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$16,772	$12,015
Current portion of non-recourse loans payable	—	11,562

	16,772	23,577
Future tax liability	3,310	4,140
Non-recourse loans payable	13,091	15,055
Deferred revenue	3,309	4,964
Rehabilitation provision	2,150	1,387
Shareholders' equity:
Common shares	118,289	96,782
Share options	8	—
Retained earnings	33,709	30,693

	152,006	127,475
Contingencies and commitments (note 5)
Subsequent events (note 6)

	$190,638	$176,598

IAMGOLD CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

Years ended December 31, 2002 and 2001

	2002	2001
Cash provided by (used in):
Operating activities:
Net earnings	$5,535	$10,948
Items not affecting cash:
Depreciation and depletion	20,626	15,637
Deferred hedge revenue	(1,655)	2,657
Unrealized foreign exchange losses (gains)	182	(421)
Gain on gold bullion	(67)	—
Future income taxes	(854)	4,285
Change in non-cash current working capital	(6,690)	15
Change in non-cash long-term working capital	1,921	(6,689)

	18,998	26,432
Financing activities:
Issue of common shares, net of issue costs	21,227	88
Dividends paid	(2,306)	—
Restricted cash	6,033	769
Proceeds from non-recourse loans	374	6,373
Repayments of non-recourse loans	(14,258)	(24,755)

	11,070	(17,525)
Investing activities:
Mining interests	(8,908)	(16,821)
Note receivable	1,136	(3,551)
Deferred charges	(775)	—
Other assets	(507)	(3)
Purchase of gold bullion	(31,992)	—
Proceeds from gold bullion sales	1,481	—

	(39,565)	(20,375)

Decrease in cash and cash equivalents	(9,497)	(11,468)
Cash and cash equivalents, beginning of year	25,332	36,800

Cash and cash equivalents, end of year	$15,835	$25,332

Supplemental cash flow information:
Interest paid	$564	$2,588
Income taxes paid	3,014	218

IAMGOLD CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts expressed in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2002 and 2001

1.
The consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001. The consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001.

2.    Change in accounting policy:

  Stock-based compensation:

  Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in Handbook Section 3870, "Stock-based compensation and other stock-based payments". Section 3870 is applied prospectively to all stock-based compensation granted to non-employees on or after January 1, 2002.

  The Company accounts for all stock-based compensation to non-employees granted on or after January 1, 2002, using the fair value based method. Stock options granted to employees are accounted for as a capital transaction. The Company is also required to disclose the pro forma effect of accounting for stock option awards granted to employees subsequent to January 1, 2002, under the fair value based method

  The fair value of the options granted to employees subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company's common stock of 37%; and a weighted average expected life of these options of 8 years. The estimated fair value of the options is expensed over the options' vesting period of 3 years.

  As at December 31, 2002, $8,000 was recorded as compensation expense relating to the 150,000 options granted during 2002 to non-employees at a value of Cdn. $7.35 per option. The following is the Company's pro forma earnings with the fair value method applied to the 507,000 options granted during 2002 to employees at an average value of Cdn. $7.28 per option during the year:

Net earnings for the year	$5,535
Compensation expense related to fair value of employee stock options	128

Pro forma earnings for the year	$5,407

Pro forma earnings per share, basic and diluted	$0.07

3.    Gold bullion:

  As at December 31, 2002, the Company held 97,381 ounces of gold bullion, and was recorded at an average cost of US$314 per ounce. The market value of this gold bullion, based on the market close price for spot gold of US$343 per ounce, was $33,377.

4.    Share capital:

  Authorized:
  Unlimited first preference shares, issuable in series
  Unlimited second preference shares, issuable in series

  Unlimited common shares
  Issued and outstanding common shares are as follows:

	Number of shares	Amount
Issued and outstanding, December 31, 2001	73,474,358	$96,782
Shares issued for cash, net of issue costs (a)	4,000,000	17,679
Exercise of options	1,769,730	3,828

Issued and outstanding, December 31, 2002	79,244,088	$118,289

  (a)
  On June 6, 2002, the Company completed a share offering by way of Prospectus for 4,000,000 common shares at a price of Cdn. $7.00 per share, resulting in gross proceeds of $18,264,000. Share issue costs of $585,000, net of taxes, have been charged against the proceeds from the offering.

  (b)
  Share Option plan:

    The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

    A summary of the status of the Company's share option plan as of December 31, 2002 and changes during the year then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	2000 Weighted Average Exercise price
Outstanding, beginning of year	6,189,501	$4.41
Granted	672,000	7.21
Exercised	(1,769,730)	3.38
Forfeited	(108,334)	3.22

Outstanding, end of year	4,983,437	$5.18

Options exercisable, end of year	3,401,770	$5.14

5.    Contingencies and commitments:

  The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri").

  On December 23, 2002, the trial judge released reasons for judgement awarding damages to the Plaintiff in the amount of Cdn $1.7 million. The trial judge awarded pre-judgement interest at the rate of 10% and costs to be determined by assessment. Management has recorded an expense of $2,900,000 in relation to this judgement.

  The Plaintiff has filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company has filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgement interest rate.

6.    Subsequent event:

  On January 7, 2003, the Company acquired all of the issued and outstanding shares and assumed all of the common share options of Repadre Capital Corporation ("Repadre") in exchange for the issuance of 62,978,858 common shares and 2,712,000 replacement common share options ("Options"). Repadre, though its subsidiaries, owns non-controlling interests in mining operations in Ghana and owns royalties in diamond and gold mining operations.

  The purchase price has been determined to be $218,286,000, including acquisition costs of $775,000.

  The acquisition has been accounted for by the purchase method with the fair value of the consideration paid being allocated to the fair value of the identifiable assets acquired and liabilities assumed on the closing date as set out below. The company has not yet completed the determination of fair values of the individual assets and liabilities acquired or its restructuring and integration plans for the operations acquired. Accordingly, the allocation of the purchase cost to the assets and liabilities acquired is preliminary and will change further as restructuring plans are finalized.

Fair Value
Net Tangible assets acquired:
Cash and cash equivalents	$34,232
Gold bullion	535
Accounts receivable	1,330
Marketable securities	2,481
Long-term receivables	1,444
Working interests	58,040
Royalty interests	65,656
Other assets	60
Accounts payable and other liabilities	(895)
Future tax liability	(19,229)
Goodwill	74,632

$218,286

Consideration paid:
Issue of 62,978,858 common shares of IMG	$212,929
Issue of 2,712,000 common share options of IMG	4,582
Cost of acquisition	775

$218,286

  The opening balance sheet of the combined entity as of January 8, 2003 is as follows:

	IAMGOLD Corporation Pre Acquisition	Repadre Capital Corporation Assets Acquired	IAMGOLD Corporation Post Acquisition
Assets
Current assets:
Cash and cash equivalents	$15,835	$34,232	$50,067
Gold bullion	30,578	535	31,113
Accounts receivable and other	13,346	1,330	14,676
Inventories	9,793	—	9,793

	69,552	36,097	105,649
Marketable securities	—	2,481	2,481
Long-term inventory	10,044	—	10,044
Long-term receivables	12,581	1,444	14,025
Working interests	—	58,040	58,040
Net royalty interests	—	65,656	65,656
Mining interests	96,852	—	96,852
Future tax asset	304	—	304
Other assets	1,305	60	1,365
Goodwill	—	74,632	74,632

	$190,638	$238,410	$429,048

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and other liabilities	16,772	895	17,667
Future tax liability	3,310	19,229	22,539
Non-recourse loans payable	13,091	—	13,091
Deferred revenue	3,309	—	3,309
Rehabilitation provision	2,150	—	2,150
Shareholders' equity:
Common shares	118,289	218,286	336,575
Share options	8		8
Retained earnings	33,709		33,709

	152,006	218,286	370,292

	$190,638	$238,410	$429,048

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Signatures
Quarterly Financial Review (expressed in thousands of US dollars, except per share amounts)
IAMGOLD CORPORATION CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (Expressed in thousands of U.S dollars, except per share amounts) Years ended December 31, 2002 and 2001
IAMGOLD CORPORATION CONSOLIDATED BALANCE SHEETS (Expressed in thousands of U.S. dollars) December 31, 2002 and 2001
IAMGOLD CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of U.S. dollars) Years ended December 31, 2002 and 2001
IAMGOLD CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Tabular amounts expressed in thousands of U.S. dollars, except per share amounts) Years ended December 31, 2002 and 2001